Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

PROXY

Solicited on Behalf of the Board of Directors for a Meeting of Holders of Class A Ordinary Shares

To be held on May 29, 2026 at 10 a.m. Beijing Time (May 28, 2026 at 10 p.m. Eastern Time)

The undersigned hereby appoints Yingkai Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Mingteng International Corporation Inc. (the “Company”) which the undersigned is entitled to vote at the Meeting of Holders of Class A ordinary shares of a par value of US$0.002 each (the “Class A Ordinary Shares”) of the Company (the “Class A Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1 of the Class A Meeting.

Item 1	By a resolution passed by at least a three-fourths (3/4) majority of the holders of the Class A Ordinary Shares present in person or by proxy and entitled to vote at the Class A Meeting, to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by the Increase of Voting Rights of Class B Ordinary Shares (as defined in the proxy statement) and the Adoption of the Fourth Amended and Restated M&A (as defined in the proxy statement) (the “Class A Proposal”).

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Class A Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite #140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy. Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/mingteng.

Consent to electronic delivery of proxy material: __________________________ (email address).